UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Red Robin Gourmet Burgers, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

75689M101
(CUSIP Number)

August 28, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No	75689M101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Archon Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

698,279

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

698,279

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

698,279

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, IA

CUSIP No	75689M101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Constantinos Christofilis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

698,279

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER

698,279

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

698,279

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No	75689M101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Strategos Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

397,791

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER

397,791

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

397,791

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	75689M101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Strategos Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

300,488

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER

300,488

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,488

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	75689M101

Item 1.	(a).	Name of Issuer:

Red Robin Gourmet Burgers, Inc.

	(b).	Address of issuer's principal executive offices:

10000 E. Geddes Avenue, Suite 500 Englewood, Colorado 80112

Item 2.	(a).	Name of person filing:

Archon Capital Management LLC Constantinos Christofilis Strategos Fund, L.P. Strategos Master Fund, L.P.

	(b).	Address of principal business office, or if none, residence:

Archon Capital Management LLC

1100 19th Avenue E

Seattle, Washington 98112

Constantinos Christofilis

c/o Archon Capital Management LLC

1100 19th Avenue E

Seattle, Washington 98112

Strategos Fund, L.P.

c/o Archon Capital Management LLC

1100 19th Avenue E

Seattle, Washington 98112

Strategos Master Fund, L.P.

c/o Maples Corporate Services Limited

P.O. Box 309

Ugland House

Grand Cayman KY1-1104

Cayman Islands

	(c).	Citizenship:

Archon Capital Management LLC – Washington Constantinos Christofilis – United States Strategos Fund, L.P. – Delaware Strategos Master Fund, L.P. – Cayman Islands

	(d).	Title of class of securities:

Common Stock, $0.001 par value per share

	(e).	CUSIP No.:

75689M101

Item 3.		If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

	(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Archon Capital Management LLC: 698,279 Constantinos Christofilis: 698,279 Strategos Fund, L.P.: 397,791 Strategos Master Fund, L.P.: 300,488

	(b)	Percent of class:

		Archon Capital Management LLC: 4.4% Constantinos Christofilis: 4.4% Strategos Fund, L.P.: 2.5% Strategos Master Fund, L.P.: 1.9%

	(c)	Number of shares as to which Archon Capital Management LLC has:

		(i)	Sole power to vote or to direct the vote	0	,

		(ii)	Shared power to vote or to direct the vote	698,279	,

		(iii)	Sole power to dispose or to direct the disposition of	0	,

		(iv)	Shared power to dispose or to direct the disposition of	698,279	.

Number of shares as to which Constantinos Christofilis has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	698,279	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	698,279	.

Number of shares as to which Strategos Fund, L.P. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	397,791	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	397,791	.

Number of shares as to which Strategos Master Fund, L.P. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	300,488	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	300,488	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported on this Schedule 13G are owned by advisory clients of Archon Capital Management LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(k) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2024
(Date)

Archon Capital Management LLC*

By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member

CONSTANTINOS CHRISTOFILIS*

/s/ Constantinos Christofilis

Strategos fund, l.p.* By: Archon Capital Management LLC, its General Partner

By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member

STRATEGOS MASTER FUND, L.P.*
By: Strategos Master Fund GP, LLC, its General Partner

By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member

*The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G Amendment No. 3, dated September 5, 2024 relating to the Common Stock, $0.001 par value per share, of Red Robin Gourmet Burgers, Inc., shall be filed on behalf of the undersigned.

Archon Capital Management LLC

By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member

CONSTANTINOS CHRISTOFILIS

/s/ Constantinos Christofilis

Strategos fund, l.p. By: Archon Capital Management LLC, its General Partner

By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member

Strategos MASTER fund, l.p. By: Strategos Master Fund GP, LLC, General Partner of Strategos Master Fund, L.P.
By: Archon Capital Management LLC, Managing Member of Strategos Master Fund GP, LLC
By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member

Exhibit B

Archon Capital Management LLC is the relevant entity for which Constantinos Christofilis may be considered a control person.